Exhibit 99.2

JinkoSolar’s Subsidiary Jinko Solar Co., Ltd. Proposes 2021 Cash Dividend Plan to Its Annual Shareholders’ Meeting For Approval

SHANGRAO, China, April 22, 2022 -- JinkoSolar Holding Co., Ltd. (“JinkoSolar” or the “Company”) (NYSE: JKS), one of the largest and most innovative solar module manufacturers in the world, today announced that on April 22, 2022, its subsidiary Jinko Solar Co., Ltd. (“Jiangxi Jinko”)’s board of directors approved its cash dividend plan for 2021 and proposed this plan to Jiangxi Jinko’s annual shareholders’ meeting for approval.

For 2021, the net income attributable to Jiangxi Jinko’s shareholders was approximately RMB1,141.4 million. Jiangxi Jinko’s board of directors has approved the plan to pay cash dividend to Jiangxi Jinko’s shareholders in an aggregate amount of approximately RMB230.0 million, which accounts for 20.15% of the net income attributable to Jiangxi Jinko’s shareholders in 2021. This plan still needs to be submitted to Jiangxi Jinko’s annual shareholders’ meeting for approval.

JinkoSolar currently owns approximately 58.62% equity interest in Jiangxi Jinko.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is one of the largest and most innovative solar module manufacturers in the world. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 32.5 GW for mono wafers, 24 GW for solar cells, and 45 GW for solar modules, as of December 31, 2021.

JinkoSolar has 12 productions facilities globally, 21 overseas subsidiaries in Japan, South Korea, Vietnam, India, Turkey, Germany, Italy, Switzerland, the United States, Mexico, Brazil, Chile, Australia, , Canada, Malaysia, UAE and Denmark, and global sales teams in China, the United States, Canada, Germany, Switzerland, Italy, Japan, Australia, Korea, India, Turkey, Chile, Brazil, Mexico and Hong Kong, as of December 31, 2021.

To find out more, please see: www.jinkosolar.com

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the quotations from management in this press release and the Company’s operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:

Ms. Stella Wang

JinkoSolar Holding Co., Ltd.

Tel: +86 21-5180-8777 ext.7806

Email: ir@jinkosolar.com

Mr. Rene Vanguestaine

Christensen

Tel: + 86 178 1749 0483

Email: rvanguestaine@ChristensenIR.com

In the U.S.:

Ms. Linda Bergkamp

Christensen, Scottsdale, Arizona

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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